ACCELRATE POWER SYSTEMS INC.

#1370, 1140 West Pender Street

Vancouver, BC  V6E 4G1

Tel:  604.688.8656

Fax:  604.688.8654

May 24, 2005

MANAGEMENT DISCUSSION & ANALYSIS

<<AMENDED>>

This Management Discussion & Analysis should be read in conjunction with our consolidated financial statements and the accompanying notes for the three months ended March 31, 2005.  Except where otherwise noted, all dollar amounts are stated in Canadian dollars. Additional information relating to AccelRate is available on SEDAR at www.sedar.com.

Business Overview

We have developed the unique AccelRateTM technology to speed the generation of energy.  Our flagship product is the AccelRateTM battery charger, which utilizes a charge/discharge algorithm to reduce battery charge times by up to 80% (the “Technology”).  Using our Technology a charger reduces the internal resistance of a battery by reversing the current, which homogenizes the ion field, resulting in a more even distribution of ions over the battery’s entire plate surface. Therefore, a high charging rate can be maintained and the battery can be charged faster than with a conventional charger.

The Technology has been developed and tested for use in applications large and small, from portable devices to power tools, forklifts, golf carts and electric bicycles to electric cars.  Due to the lack of heat generation, it has been shown to extend battery life and to reduce energy costs by more than 10%.  Through agreements in Canada and the United States and associations in Asia and Europe, we are in the first stage of a global marketing campaign.

Pursuant to the terms of the License and Distribution Agreement dated July 19th, 1999 with Vladimir Petrovic, the inventor and licensor of the Technology, we were granted a license to the Technology for a term of 20 years, continuing on a year to year basis thereafter, pursuant to which we agreed to pay a royalty of 50% of the net profits earned from the Technology.

We subsequently entered into a purchase agreement dated February 5th, 2004 with Mr. Petrovic whereby we acquired Mr. Petrovic’s interest in the 50% of net profits in consideration of 3,000,000 common shares in our capital stock.  The 3,000,000 common shares issued to Mr. Petrovic are subject to voluntary escrow restrictions as follows: (I) 500,000 shares were released from escrow on the date the acquisition was completed, being March 19th, 2004; and (II) an additional 500,000 shares will be released every six months from the completion date of March 19th, 2004, so that all of the shares will be free trading as of September 20th, 2006.  A total of 1,500,000 shares have been released to date.

On December 17th, 2004, we entered into a letter of intent (the “Letter of Intent”) with Hawker Powersource Inc. (“Hawker”), for the manufacturing and marketing of battery chargers throughout North America, incorporating our Technology.

We subsequently announced on April 7th, 2005, that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of lead acid battery chargers incorporating our Technology throughout North America.

As agreed to under the Letter of Intent, Hawker will manufacture a private label line of chargers for AccelRate, to be sold through aftermarket distributors to the vast motorized materials handling industry.

In addition, Hawker will have, for a period of five years, an exclusive license in the lead acid motive power sector to manufacture and sell battery chargers incorporating our Technology throughout North America.

Hawker is an Enersys Company with 6,500 employees, and operates 20 manufacturing and assembly facilities worldwide with customers in over 100 countries. Enersys’ shares trade on the New York Stock Exchange (ENS).

We recently announced the introduction of our private label line of rapid battery chargers, which offer numerous advantages over the most advanced battery charger technologies.  Benefits include automatic recognition of voltage, battery capacity, battery chemistry and state-of-charge. The latest Insulated Gate Bipolar Transistor (“IGBT”) high-frequency power electronics technology incorporated in our product line allows for a compact and lightweight wall-mountable charger.

Our initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries.  End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

We subsequently appointed Papé Material Handling (“Papé”) for the sales and distribution of our private label line of rapid battery chargers.

Papé, one of the Western U.S.’s largest distributors of material handling equipment, will market, distribute and sell our patented charging products to the material handling industry’s after-market throughout Washington, Oregon, California and Nevada.  Products incorporating our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.

Papé, headquartered in Eugene, Oregon, is a retail dealer of forklift trucks and other material handling equipment on the West Coast of the United States.

Our Technology can also function effectively with batteries of all conventional chemistries and sizes in industrial, portable, power tool, military and transportation applications. We are currently exploiting opportunities in these industries.

Significant Recent Developments

By News Release dated January 5, 2005, we announced that, as a result of our signed letter of intent with Hawker our previous affiliations with Ferro Magnetics Corporation of St. Louis, Missouri, and Power Designers LLC of Madison, Wisconsin, have been discontinued.

On February 2nd, 2005, we announced the appointment of Debby Harris to the position of Vice-President, Corporate and Market Development.  Ms. Harris has a 25-year background in communications, marketing and business development.  Prior to joining us, Ms. Harris was with Ballard Power Systems, the world’s leader in fuel cell development. Before Ballard, she was with a major public relations firm in Western Canada.

Corporate Information

Our Board of Directors is as follows:

Caspar Koch

Reimar Koch

Senator Edward Lawson

Murray Macham

Rudy Booiman

Ian M. Adam

Our officers are:

Caspar Koch

Chairman of the Board and Chief Financial Officer

Reimar Koch

President and Chief Executive Officer

Debby Harris

Vice-President, Corporate and Market Development

Pierre Gadbois

Vice-President, Motive Power

Donna Moroney

Corporate Secretary

Our current issued and outstanding share capital is 23,849,749 common shares.  Fully diluted, if all of the outstanding stock options to purchase an aggregate of 2,622,571 common shares are exercised and the $256,000 convertible loans and attached warrants are converted to 1,137,778 common shares, we would have an issued and outstanding share capital of 27,610,098 common shares.

Plan of Operation

We are now focused on signing distributor relationships to access multiple markets throughout North America and beyond.  With Papé as our initial distributor, we are now in a position to provide commercial advanced charging products, offering premium quality and performance, to customers in the profitable aftermarket business, which represents 60% of our total motive market.

We will continue to develop relationships with industry leaders interested in pursuing license agreements for our Technology.

Summary of Quarterly Results

Description	Mar 31 2005	Dec 31 2004 $	Sept 30 2004 $	June 30 2004 $	Mar 31 2004 $	Dec 31 2003 $	Sept 30 2003 $	June 30 2003 $
Net Revenues	0	0	0	0	0	0	0	0
Net income or loss
Total	(259,418)	(991,746)	(763,077)	(511,906)	(233,724)	(549,167)	(312,349)	(189,081)
Per share	(0.01)	(0.05)	(0.04)	(0.03)	(0.01)	(0.03)	(0.02)	(0.01)

(1)

Income (loss) before discontinued operations and extraordinary items is the same as Net Income (Loss) as there are no discontinued operations or extraordinary items in 2002, 2003 or 2004.  Fully diluted earnings (loss) per share are not presented as the exercise of warrants and stock options would be anti-dilutive.

Liquidity and Solvency

As of March 31, 2005, we had cash and cash equivalents of $386,973, compared to $94,730 as at March 31, 2004, representing an increase of $292,243.

As of March 31, 2005, we had a working capital of $323,318, compared to a working capital of $62,383 for the same period in 2004.  During the three months ended March 31, 2005, we raised an aggregate of $94,545 from the exercise of stock options.  Subsequent to the three months ended March 31, 2005, we raised an additional $216,000 from the exercise of share purchase warrants.

Our current cash and cash equivalents are sufficient to meet our cash requirements for the next twelve months.  Current funds will be used for operational expenses and the ongoing commercialization of our technology, marketing and general and administrative expenses.

Management will be seeking to arrange additional equity financing in the upcoming months by way of private placement(s).  The quantity of funds to be raised and the terms of any equity financing that may be undertaken will be negotiated by management as opportunities to raise funds arise.  Specific plans related to the use of proceeds will be devised once a financing has been completed and management knows what funds will be available for these purposes.

We expect to generate revenues from our License Agreement with Hawker, and from sales of our private label line of rapid battery chargers by Papé, although we cannot predict with any accuracy the amount of such revenues.

Results of Operations

We incurred a loss during the three months ended March 31, 2005 of $259,418, compared to a loss of $233,724 for the same period in 2004.  The increased expenses in 2005 were as a result of increased activities related to the marketing of the technology, additional legal fees and salaries as a result of increased staffing.  During the three months ended March 31, 2005, we incurred rent and utilities of $15,276 (2004 $16,415), telephone expenses of $2,934 (2004 - $2,444), consulting fees of $35,088 (2003 - $32,280), office and miscellaneous of $10,314 (2004 - $12,870), and amortization of $5,019 (2004 - $5,250).  Increased expenses for the three months ended March 31, 2005 related to salaries and benefits of $83,687 (2004 - $46,640), stock based compensation of $60,844 (2004 – $62,333), automobile and travel expenses of $9,175 (2004 - $3,826), interest expense of $8,339 (2004 - $8,185) and accounting and administration fees of $7,785 (2004 - $5,490).  These increased costs were offset by reduced advertising and promotion of $5,109 (2004 – $9,180), legal fees of $9,179 (2004 - $16,004), listing and filing fees of $6,671 (2004 - $9,522), and $Nil for research and development (2004 - $3,751).

We have five full-time employees, with the balance of our services being carried out by consultants retained on a monthly or as needed basis.  We will increase our staffing as needed to support any increase in activity or growth.

Expenses

Expenses in the three months ended March 31, 2005 were $259,418, compared to $233,724 for the three months ended March 31, 2004.  The major expenses incurred were salaries and benefits, consulting fees, rent and utilities, advertising and promotion, office and miscellaneous and automobile and travel.

Liquidity and Capital Resources

We anticipate that we have sufficient funds on hand for the next twelve months of operation, based on the cash on hand as of March 31, 2005 and the funds received from the exercise of warrants in the sum of $216,000 subsequent to March 31, 2005.  We expect that we will operate at a loss for the foreseeable future.  We have continued to provide capital through equity financing.  We have no agreements for additional financing and we can provide no assurance that additional funding will be available to us on acceptable terms in order to enable us to complete any plan of operations.

Our capital requirements depend on numerous factors, including the rate of market acceptance of our services, our ability to procure licensees, the level of resources devoted to developing and expanding the commercialization of our Technology and our research and development activities.

Repayment of the two loans received from Reimar Koch, our President, on September 18, 2002 and November 5, 2002 in the principal amounts of $200,000 and $56,000 respectively was extended to March 31, 2008.  The loans were originally repayable one year after their respective dates of advance and were convertible during that year at the option of the lender into units comprised of one share and one warrant at the price of $0.25 per unit.  Pursuant to an amending agreement made as of March 31, 2004, Mr. Koch agreed to extend the time for repayment of both loans to March 31, 2008.  The loans will continue to bear interest at the rate of 10% per annum from and after September 18, 2003 and November 5, 2003 respectively; and will be convertible at the option of Mr. Koch into units at $0.45 per unit until March 31, 2005 and thereafter at $0.495 per unit until March 31, 2006, $0.545 per unit until March 31, 2007 and $0.60 per unit until March 31, 2008;

Transactions with Related Parties

Other than the two loans advanced by our President, Reimar Koch, which loans are convertible into units, as more particularly described in “Liquidity and Capital Resources“ herein, there were no related party transactions for the year ended December 31, 2004.

The following expenses were accrued to directors and senior officers:

	2005	2004

Accounting and administration fees	$ -	$ 23,100
Consulting fees	82,600	27,000
Totals	$ 82,600	$ 50,100

Subsequent Events

By News Release dated April 7th, 2005, we announced that we had signed an exclusive License Agreement with Hawker for the manufacturing and marketing of battery chargers incorporating our Technology throughout North America.  Under this agreement, Hawker will manufacture a private label line of chargers for us, to be sold through aftermarket distributors to the vast motorized materials handling industry. In addition, Hawker will also have, for a period of five years, an exclusive license to manufacture and sell battery chargers incorporating our Technology throughout North America.

On April 14th, 2005 we announced the introduction of our private label line of rapid battery chargers.  The initial offering will include four models, ranging from 180 amps to 500 amps, to effectively cover the complete range of large industrial batteries. End users, through the Web enabled features of these units, can communicate with their batteries and chargers in real time, ensuring better monitoring and fleet management, thus maximizing their return on capital investment. The charger also receives real-time data from the batteries, ensuring maximum performance and safety.

By News Release dated April 19th, 2005 we announced the appointment of Papé Material Handling for the sales and distribution of our private label line of rapid battery chargers.

On April 22nd, 2005 we issued a News Release stating that from 2002 to 2004 we worked with Ferro Magnetics (“FM”) towards forming a strategic alliance.  In December 2004 we terminated those efforts as we were not deriving value from them.  FM asserts that it has a non-exclusive license and a supply agreement with us.  We deny that and, to remove any doubt, have filed a claim with the Supreme Court of British Columbia against FM for damages and for declarations consistent with our position that FM has no rights, contractual or otherwise, to use the our Technology and no contract with us.

By News Release dated May 12th, 2005, we announced the appointment of Carney Battery Handling Ltd. (“Carney”) for the sale and distribution of our private label line of rapid battery chargers in Canada.  Carney is the undisputed battery handling market leader in Canada.  Carney will market, distribute and sell our patented charging products to the material handling industry’s aftermarket throughout Canada.  Products utilizing our Technology may include forklift trucks, personnel carriers, aerial trucks and other material handling equipment.